

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

<u>Via Facsimile</u>
Liu Chuanling
Chief Executive Officer
Transit Management Holding Corp.
No. 18, Seventh Xinggong Road,
Jiangdong District, Jiangshan City,
Zhejiang, People's Republic of China 324019

> **Re: Transit Management Holding Corp.**
> **Form 8-K**
> **Filed May 16, 2011**
> **File No. 000-53106**

Dear Mr. Chuanling:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed May 16, 2011</u>

<u>General</u>

1.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and update your Risk Factor disclosures to highlight such issues.

  a.   We understand that you maintain your books and records in accordance with PRC GAAP, please describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

    b. What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

    c. Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP

2.   Please tell us how you have complied with Item 4.01 of Form 8-K, or tell us how you determined it was not necessary to file a Item 4.01 Form 8-K to disclose your change in independent accountant.

Exhibit 99.2

3.   Please tell us how you have complied with Article 11 of Regulation S-X, or tell us how you determined it was appropriate to include pro forma financial information as of December 31, 2009 and for the year ended December 31, 2009.

4.   Please tell us how you have complied with the form and content dictated in Article 11-02 of Regulation S-X. Specifically, tell us how you determined it was not necessary to provide the pro forma financial information in a columnar form showing historical statements, pro forma adjustments, and pro forma results. Further, please tell us how you determined it was not necessary to provide explanations for the adjustments that were made. Additionally, please clarify for us how you have accounted for the issuance of the preferred stock and the cancelation of certain common stock in your pro forma financial information.

Form 8-K/A Amendment 2 filed May 24, 2011

General

5.   Please tell us how you have complied with Article 11 of Regulation S-X, or tell us how you determined it was not necessary to provide pro forma financial information as of March 31, 2011 and for the three months ended March 31, 2011.

Explanatory Note, page 2

6.   Please clarify for us the nature of the revisions to your March 31, 2011 financial statements. Further, please tell us how you have complied with Item 4.02 of Form 8-K, or tell us how you determined it was not necessary to file a Item 4.02 Form 8-K to disclose non-reliance on previously issued financial statements. Additionally, tell us how you complied with ASC 250-10-50, or tell us how you determined it was not necessary to provide the disclosures for a correction of an error in previously issued financial statements.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Liu Chuanling
Transit Management Holding Corp.
July 8, 2011
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief